REXAM

03 JUN -9 AM 7:21

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139



04 June 2003

FILE NO. 82-3

SUPPL

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully



Jennifer Smith
Assistant Company Secretary



REXAM PLC
4 MILLBANK
LONDON SW1P 3XR

File No 82-3

REXAM PRESS RELEASE

Rexam agrees to acquire leading plastic pharmaceutical packaging company

Rexam PLC, the global consumer packaging company, announces that it has reached agreement with Montagu Private Equity and other shareholders to acquire all the shares of Risdon Pharma Development SA (Risdon Pharma), a plastic pharmaceutical packaging business. The acquisition is subject to regulatory approval.

The consideration, including borrowings acquired, will be €125 million (£89 million) in cash subject to net asset and other adjustments. The acquisition, which will be financed from existing debt facilities, is expected to more than cover its cost of capital in the first full year of ownership.

Risdon Pharma, which was formerly owned by Crown Cork & Seal, is involved in various segments of the pharmaceutical packaging market from traditional products, such as eye droppers and nasal sprays, to medical devices including multidose dry powder inhalers for dispensing asthma drugs.

Risdon Pharma has approximately 300 employees based at its factories in Offranville, France, and Neuenburg, Germany. Over the past three years it has grown sales at a compound annual rate of 15%. For the year ended 31 December 2002, it reported the following:

	€ m	£ m*
Sales	51	36
EBITA**	13	9
Net assets	26	19

*Based on exchange rate of £1 = €1.40
**Earnings before interest, tax and amortisation

Commenting on today's announcement, Rolf Börjesson, Rexam's Chief Executive, said: "The acquisition of Risdon Pharma will strengthen our Plastics portfolio and make Rexam Beauty & Closures one of Europe's top pharmaceutical plastic packaging companies. It will also give us leading positions in a number of growth segments. Our businesses will be complementary in terms of both technology and customer base and we see good opportunities for synergies with our existing pharmaceutical packaging operations in closures and dispensing systems."

4 June 2003

more...

File No 82-3

REXAM

PRESS RELEASE

Enquiries

Rolf Börjesson, Chief Executive — 020 7227 4100

Graham Chipchase, Finance Director

Per Erlandsson, Director Corporate Communications

Financial Dynamics

Richard Mountain — 020 7269 7291

Editor's notes:

Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 21,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com